March 14, 2013

Mark Cowan

Senior Counsel

Office of Insurance Products

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E. (Mail Stop 5-6)

Washington, D.C. 20549

ATTN: Document Control – Edgar

RE:	RiverSource Life Insurance Company
RiverSource Variable Account 10 (“Registrant”)
Post-Effective Amendment No.3 on Form N-4
File Nos. 333-179398/811-07355

RiverSource Life Insurance Co. of New York
RiverSource of New York Variable Annuity Account (“Registrant”)
Post-Effective Amendment No.3 on Form N-4
File Nos. 333-179335/811-07623

Dear Mr. Cowan:

This letter is in response to Staff’s comments received March 11, 2013 for the above-referenced Post-Effective Amendment filings filed on or about Feb.13, 2013. Comments and responses are outlined below.

Comment 1. Optional Living Benefit Charges (pgs. 29 - 30)

Please clarify that the fees disclosed in the first paragraph for each optional living benefit’s subsection are the current fees.

Response: Complied. We have revised the first paragraph for each optional living benefit and added a statement that the fees disclosed in the first paragraph are the current fees.

Comment 2. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the insurance company and its management are in possession of all facts relating to the insurance company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the insurance company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the insurance company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the insurance company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: Confirmed.

If you have any questions concerning this filing or responses to the comments, please contact me at (612) 678-4177, or Boba Selimovic at (612) 671-7449.

Sincerely,

/s/ Dixie Carroll

  Dixie Carroll

Assistant General Counsel

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